As filed with the Securities and Exchange Commission on September 8, 2005

Registration No. 333-127648

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GOOGLE INC.

(Exact name of Registrant as specified in its charter)

Delaware	7370	77-0493581
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eric Schmidt

Chief Executive Officer

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. David J. Segre, Esq. Christian E. Montegut, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	David C. Drummond, Esq. Donald Harrison, Esq. Google Inc. 1600 Amphitheatre Parkway Mountain View, CA 94043 (650) 253-4000	William H. Hinman, Jr., Esq. Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Dated September 8, 2005

14,159,265 Shares

Class A Common Stock

Google Inc. is offering 14,159,265 shares of Class A common stock.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

Our Class A common stock is quoted on The Nasdaq National Market under the symbol “GOOG.” The reported last sale price on September 7, 2005 was $294.87.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 4.

Price $             A Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Google
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 600,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

It is expected that the shares will be delivered to purchasers on or about September     , 2005.

Morgan Stanley	Credit Suisse First Boston

Allen & Company LLC

Citigroup	JPMorgan
Lehman Brothers	UBS Investment Bank
Thomas Weisel Partners LLC	Blaylock & Company, Inc.

M.R. Beal & Company	William Blair & Company
CIBC World Markets	Capital Management Group Securities LLC
Deutsche Bank Securities	Lazard Capital Markets
Loop Capital Markets, LLC	Needham & Company, LLC
Piper Jaffray	Siebert Capital Markets
The Williams Capital Group, L.P.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of shares. Except where the context requires otherwise, in this prospectus, the “Company,” “Google,” “we,” “us” and “our” refer to Google Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and incorporated by reference into this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus, including our financial statements and the related notes and schedule. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

Google Inc.

Google is a global technology leader focused on improving the ways people connect with information. Our innovations in web search and advertising have made our web site a top Internet destination and our brand one of the most recognized in the world. We maintain the world’s largest online index of web sites and other content, and we make this information freely available to anyone with an Internet connection. Our automated search technology helps people obtain nearly instant access to relevant information from our vast online index.

We generate revenue by delivering relevant, cost-effective online advertising. Businesses use our AdWords program to promote their products and services with targeted advertising. In addition, the thousands of third-party web sites that comprise our Google Network use our Google AdSense program to deliver relevant ads that generate revenue and enhance the user experience. Advertisers in our AdWords program typically participate on a cost-per-click basis and pay us a fee each time a user clicks on one of their ads displayed either on our web sites or on the web sites of Google Network members that participate in our AdSense program. When a user clicks on an ad displayed on a web site of a Google Network member, we retain only a small portion of the advertiser fee, while most of the fee is paid to the Google Network member.

Our mission is to organize the world’s information and make it universally accessible and useful. We believe that the most effective, and ultimately the most profitable, way to accomplish our mission is to put the needs of our users first. We have found that offering a high-quality user experience leads to increased traffic and strong word-of-mouth promotion. Our dedication to putting users first is reflected in three key commitments we have made to our users:

•	We will do our best to provide the most relevant and useful search results possible, independent of financial incentives. Our search results will be objective, and we will not accept payment for inclusion or ranking in them.

•	We will do our best to provide the most relevant and useful advertising. Whenever someone pays for something, we will make it clear to our users. Advertisements should not be an annoying interruption.

•	We will never stop working to improve our user experience, our search technology and other important areas of information organization.

We believe that our user focus is the foundation of our success to date. We also believe that this focus is critical for the creation of long-term value. We do not intend to compromise our user focus for short-term economic gain.

Corporate Information

We were incorporated in California in September 1998. In August 2003, we reincorporated in Delaware. Our principal executive offices are located at 1600 Amphitheatre Parkway, Mountain View, California 94043, and our telephone number is (650) 253-4000. We maintain a number of web sites including www.google.com. The information on our web sites is not part of this prospectus.

Google®, AdSense, AdWords, I’m Feeling Lucky, PageRank and Keyhole are registered trademarks in the U.S. and several other countries. Our unregistered trademarks include: Blogger, Orkut.com, Froogle, Gmail and Picasa. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective holders.

The Offering

Class A common stock offered by Google	14,159,265 Shares

Class A common stock to be outstanding after this offering	191,129,404 Shares

Class B common stock to be outstanding after this offering	101,679,186 Shares

Total common stock to be outstanding after this offering	292,808,590 Shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures, and possible acquisitions of complementary businesses, technologies or other assets. See “Use of Proceeds” for additional information.

Nasdaq symbol	GOOG

The number of shares of Class A and Class B common stock that will be outstanding after this offering is based on the number of shares outstanding at June 30, 2005, and excludes:

•	15,701,708 shares of Class A and Class B common stock issuable upon the exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $13.15 per share.

•	348,722 shares of Class A common stock issuable upon the vesting of restricted stock units outstanding at June 30, 2005. The shares ultimately issued will be less than 348,722 shares as the shares are issued net of the employee’s applicable tax withholding obligation.

•	9,327,246 shares of common stock available for future issuance under our stock award plan at June 30, 2005.

Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise the over-allotment option to purchase 600,000 additional shares of Class A common stock in this offering.

Summary Consolidated Financial Data

The following table summarizes financial data regarding our business and should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the related notes included in our annual and quarterly reports which are incorporated by reference in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenues	$19,108	$86,426	$439,508	$1,465,934	$3,189,223	$1,351,835	$2,641,011
Costs and expenses:
Cost of revenues	6,081	14,228	131,510	625,854	1,457,653	641,775	1,142,303
Research and development	10,516	16,500	31,748	91,228	225,632	80,781	175,184
Sales and marketing	10,385	20,076	43,849	120,328	246,300	104,681	179,976
General and administrative	4,357	12,275	24,300	56,699	139,700	47,083	128,834
Stock-based compensation	2,506	12,383	21,635	229,361	278,746	151,234	96,246
Non-recurring portion of settlement of disputes with Yahoo	—	—	—	—	201,000	—	—

Total costs and expenses	33,845	75,462	253,042	1,123,470	2,549,031	1,025,554	1,722,543

Income (loss) from operations	(14,737)	10,964	186,466	342,464	640,192	326,281	918,468
Interest income (expense) and other, net	47	(896)	(1,551)	4,190	10,042	(1,198)	33,408

Income (loss) before income taxes	(14,690)	10,068	184,915	346,654	650,234	325,083	951,876
Provision for income taxes	—	3,083	85,259	241,006	251,115	182,047	239,869

Net income (loss)	$(14,690)	$6,985	$99,656	$105,648	$399,119	$143,036	$712,007

Net income (loss) per share:
Basic	$(0.22)	$0.07	$0.86	$0.77	$2.07	$0.93	$2.65
Diluted	$(0.22)	$0.04	$0.45	$0.41	$1.46	$0.54	$2.48
Number of shares used in per share calculations:
Basic	67,032	94,523	115,242	137,697	193,176	153,263	268,418
Diluted	67,032	186,776	220,633	256,638	272,781	265,223	286,926

The following table presents a summary of our balance sheet data at June 30, 2005:

•	On an actual basis.

•	On an as adjusted basis to give effect to the sale of shares of our Class A common stock at our assumed public offering price of $294.87 per share, and the receipt of the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, as set forth under “Use of Proceeds” and “Cash and Capitalization.”

	At June 30, 2005
	Actual	As Adjusted
	(in thousands)
	(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,947,967	$7,059,382
Total assets	4,497,718	8,609,133
Total long-term liabilities	95,491	95,491
Deferred stock-based compensation	(175,593)	(175,593)
Total stockholders’ equity	3,953,857	8,065,272

RISK FACTORS

An investment in Google involves significant risks. You should read these risk factors carefully before deciding whether to invest in our company. The following is a description of what we consider our key challenges and risks.

Risks Related to Our Business and Industry

We face significant competition from Microsoft and Yahoo.

We face formidable competition in every aspect of our business, and particularly from other companies that seek to connect people with information on the web and provide them with relevant advertising. Currently, we consider our primary competitors to be Microsoft Corporation and Yahoo! Inc. Microsoft recently introduced a new search engine and has announced plans to develop features that make web search a more integrated part of its Windows operating system or other desktop software products. We expect that Microsoft will increasingly use its financial and engineering resources to compete with us. Both Microsoft and Yahoo have more employees than we do (in Microsoft’s case, currently nearly 14 times as many). Microsoft also has significantly more cash resources than we do. Both of these companies also have longer operating histories and more established relationships with customers and end users. They can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and web sites. Microsoft and Yahoo also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of content products and services. If Microsoft or Yahoo are successful in providing similar or better web search results compared to ours or leverage their platforms to make their web search services easier to access than ours, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our revenues.

We face competition from other Internet companies, including web search providers, Internet advertising companies and destination web sites that may also bundle their services with Internet access.

In addition to Microsoft and Yahoo, we face competition from other web search providers, including companies that are not yet known to us. We compete with Internet advertising companies, particularly in the areas of pay-for-performance and keyword-targeted Internet advertising. Also, we may compete with companies that sell products and services online because these companies, like us, are trying to attract users to their web sites to search for information about products and services.

We also compete with destination web sites that seek to increase their search-related traffic. These destination web sites may include those operated by Internet access providers, such as cable and DSL service providers. Because our users need to access our services through Internet access providers, they have direct relationships with these providers. If an access provider or a computer or computing device manufacturer offers online services that compete with ours, the user may find it more convenient to use the services of the access provider or manufacturer. In addition, the access provider or manufacturer may make it hard to access our services by not listing them in the access provider’s or manufacturer’s own menu of offerings. Also, because the access provider gathers information from the user in connection with the establishment of a billing relationship, the access provider may be more effective than we are in tailoring services and advertisements to the specific tastes of the user.

There has been a trend toward industry consolidation among our competitors, and so smaller competitors today may become larger competitors in the future. If our competitors are more successful than we are at generating traffic, our revenues may decline.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a small portion of which is allocated to Internet advertising. We expect that large advertisers will continue to focus most of their advertising efforts on traditional media. If we fail to convince these companies to spend a portion of their advertising budgets with us, or if our existing advertisers reduce the amount they spend on our programs, our operating results would be harmed.

We expect our revenue growth rate to decline and anticipate downward pressure on our operating margin in the future.

We expect that our revenue growth rate will decline over time and anticipate that there will be downward pressure on our operating margin. We experienced both of these trends in the three months ended June 30, 2005. We believe our revenue growth rate will generally decline as a result of increasing competition and the inevitable decline in growth rates as our revenues increase to higher levels. We believe our operating margin will experience downward pressure as a result of increasing competition and increased expenditures for many aspects of our business as a percentage of our revenues. Our operating margin will also experience downward pressure to the extent the proportion of our revenues generated from our Google Network members increases. The margin on revenue we generate from our Google Network members is significantly less than the margin on revenue we generate from advertising on our web sites. Additionally, the margin we earn on revenue generated from our Google Network could decrease in the future if our Google Network members demand a greater portion of the advertising fees, which could be the result of increased competition for these members.

Our operating results may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	Our ability to continue to attract users to our web sites.

•	Our ability to monetize (or generate revenue from) traffic on our web sites and our Google Network members’ web sites.

•	Our ability to attract advertisers to our AdWords program.

•	Our ability to attract web sites to our AdSense program.

•	The mix in our revenues between those generated on our web sites and those generated through our Google Network.

•	The amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our businesses, operations and infrastructure.

•	Our focus on long term goals over short term results.

•	The results of our investments in risky projects.

•	Payments made in connection with the resolution of litigation matters.

•	General economic conditions and those economic conditions specific to the Internet and Internet advertising.

•	Our ability to keep our web sites operational at a reasonable cost and without service interruptions.

•	Our ability to forecast revenue from agreements under which we guarantee minimum payments.

•	Geopolitical events such as war, threat of war or terrorist actions.

Because our business is changing and evolving, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns. For example, in 1999, advertisers spent heavily on Internet advertising. This was followed by a lengthy downturn in ad spending on the web. Also, user traffic tends to be seasonal. Our rapid growth has masked the cyclicality and seasonality of our business. As our growth has slowed, the cyclicality and seasonality in our business has become more pronounced and will in the future cause our operating results to fluctuate.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people can easily and effectively use. If we are unable to ensure that our users and customers have a high quality experience with our products and services, then they may become dissatisfied and move to competitors’ products and services. In addition, if we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users, advertisers and Google Network members. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and Google Network members, are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar or better than those generated by our search services. This may force us to compete in different ways with our competitors and to expend significant resources in order to remain competitive.

We generate our revenue almost entirely from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

We generated approximately 99% of our revenues in 2004, and in the six months ended June 30, 2005, from our advertisers. Our advertisers can generally terminate their contracts with us at any time. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively affect our revenues and business.

We rely on our Google Network members for a significant portion of our revenues, and we benefit from our association with them. The loss of these members could adversely affect our business.

We provide advertising, web search and other services to members of our Google Network. The revenues generated from the fees advertisers pay us when users click on ads that we have delivered to our Google Network members’ web sites represented 49% of our revenues in 2004 and 46% of our revenues in the six months ended June 30, 2005. We consider this network to be critical to the future growth of our revenues. However, some of the participants in this network may compete with us in one or more areas. Therefore, they may decide in the future to terminate their agreements with us. If our Google Network members decide to use a competitor’s or their own web search or advertising services, our revenues would decline.

Our agreements with a few of the largest Google Network members account for a significant portion of revenues derived from our AdSense program. In addition, advertising and other fees generated from one Google Network member, America Online, Inc., primarily through our AdSense program, accounted for approximately 12% and 11% of our revenues in 2004 and in the six months ended June 30, 2005, respectively. Also, certain of our key network members operate high-profile web sites, and we derive tangible and intangible benefits from these affiliations. If one or more of these key relationships is terminated or not renewed, and is not replaced with a comparable relationship, our business would be adversely affected.

Our business and operations are experiencing rapid growth. If we fail to effectively manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We have experienced, and continue to experience, rapid growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management, operational and financial infrastructure. If we do not effectively manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To effectively manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements include:

•	Enhancing our information and communication systems to ensure that our offices around the world are well coordinated and that we can effectively communicate with our growing base of users, advertisers and Google Network members.

•	Enhancing our systems of internal controls to ensure timely and accurate reporting of all of our operations.

•	Ensuring enhancements to our systems of internal controls are scalable to our anticipated growth in headcount and operations.

•	Standardizing our systems of internal controls and ensuring they are consistently applied at each of our operations around the world.

•	Documenting all of our information technology systems and our business processes for our ad, billing and other systems.

•	Improving our information technology infrastructure to maintain the effectiveness of our search and ad systems.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2005, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board’s Auditing Standard No. 2 (“Standard No. 2”) provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management’s assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2005 (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, during our 2002 audit, our external auditors brought to our attention a need to increase restrictions on employee access to our advertising system and automate more of our financial processes. The auditors identified these issues together as a “reportable condition,” which means that these were matters that in the auditors’ judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. In 2003, we devoted significant resources to remediate and improve our internal controls. Although we believe that these efforts have strengthened our internal controls and addressed the concerns that gave rise to the “reportable condition” in 2002, we are continuing to work to improve our internal controls. Areas of improvement include streamlining and standardizing our domestic and international billing and other processes, further limiting internal access to certain data systems and continuing to improve coordination and communication across business functions.

We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2005.

We are migrating critical financial functions to a third-party provider. If this transition is not successful, our business and operations could be disrupted and our operating results could be harmed.

We have entered into an arrangement to transfer our worldwide billing, collection and credit evaluation functions to a third-party service provider, Bertelsmann AG, and are currently in the process of implementing this arrangement. However, we cannot be sure that the arrangement will be completed and implemented successfully or at all. The third-party provider will also help track, on an automated basis, a majority of our growing number of AdSense revenue share agreements. These functions are critical to our operations and involve sensitive interactions between us and our advertisers and members of our Google Network. If we do not successfully implement this project, our business, reputation and operating results could be harmed. We have no experience managing and implementing this type of large-scale, cross-functional, international infrastructure project. We also may not be able to integrate all of our systems and processes with those of the third-party service provider on a timely basis, or at all. Even if this integration is completed on time, the service provider may not perform to agreed upon service levels. Failure of the service provider to perform satisfactorily could disrupt our operations, result in customer dissatisfaction and adversely affect operating results. We will implement monitoring controls over the systems and processes of the third party vendor, however, there may be more risk than if we maintained and operated the controls ourselves. If we need to find an alternative source for performing these functions, we may have to expend significant resources in doing so, and we cannot guarantee this would be accomplished in a timely manner or without significant additional disruption to our business.

Our business depends on a strong brand, and if we are not able to maintain and enhance our brand, our ability to expand our base of users, advertisers and Google Network members will be impaired and our business and operating results will be harmed.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Google” brand is critical to expanding our base of users, advertisers and Google Network members. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to promote and maintain the

“Google” brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brand may become increasingly difficult and expensive. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and to continue to provide high quality products and services, which we may not do successfully.

People have in the past expressed, and may in the future express, objections to aspects of our products. For example, people have raised privacy concerns relating to the ability of our Gmail email service to match relevant ads to the content of email messages. In addition, some individuals and organizations have raised objections to our scanning of copyrighted materials from library collections for use in our Google Print product. Aspects of our future products may raise similar public concerns. Publicity regarding such concerns could harm our brand. In addition, members of the Google Network and other third parties may take actions that could impair the value of our brand. We are aware that third parties, from time to time, use “Google” and similar variations in their domain names without our approval, and our brand may be harmed if users and advertisers associate these domains with us.

Proprietary document formats may limit the effectiveness of our search technology by preventing our technology from accessing the content of documents in such formats which could limit the effectiveness of our products and services.

A large amount of information on the Internet is provided in proprietary document formats such as Microsoft Word. The providers of the software application used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology. This would mean that the document contents would not be included in our search results even if the contents were directly relevant to a search. These types of activities could assist our competitors or diminish the value of our search results. The software providers may also seek to require us to pay them royalties in exchange for giving us the ability to search documents in their format. If the software provider also competes with us in the search business, they may give their search technology a preferential ability to search documents in their proprietary format. Any of these results could harm our brand and our operating results.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity and teamwork. As our organization grows, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This could negatively impact our future success. In addition, our initial public offering has created disparities in wealth among Google employees, which may adversely impact relations among employees and our corporate culture in general.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights and all of our other intellectual property rights are important assets for us. There are events that are outside of our control that pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Although we seek to obtain patent protection for our innovations, it is possible we may not be able to protect some of these innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We also face risks associated with our trademarks. For example, there is a risk that the word “Google” could become so commonly used that it becomes synonymous with the word “search.” If this happens, we could lose protection for this trademark, which could result in other people using the word “Google” to refer to their own products, thus diminishing our brand.

We also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by third parties, or intentionally or accidentally by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We are, and may in the future be, subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

Companies in the Internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. In addition, many of our agreements with members of our Google Network require us to indemnify these members for certain third-party intellectual property infringement claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. An adverse determination also could prevent us from offering our products and services to others and may require that we procure substitute products or services for these members.

With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase our operating expenses. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our product and service offerings and may be unable to compete effectively. Any of these results could harm our brand and operating results.

From time to time, we receive notice letters from patent holders alleging that certain of our products and services infringe their patent rights. Some of these have resulted in litigation against us. Companies have also filed trademark infringement and related claims against us over the display of ads in response to user queries that include trademark terms. The outcomes of these lawsuits have differed from jurisdiction to jurisdiction. Courts in France have held us liable for allowing advertisers to select certain trademarked terms as keywords. We are appealing those decisions. We were also subject to two lawsuits in Germany on similar matters where the courts held that we are not liable for the actions of our advertisers prior to notification of trademark rights. We are litigating or have recently litigated similar issues in other cases in the U.S., France, Germany, Italy and Austria.

In order to provide users with more useful ads, last year we revised our trademark policy in the U.S. and Canada. Under our revised policy, we no longer disable ads due to selection by our advertisers of trademarks as keyword triggers for the ads. We are currently defending this policy in several trademark infringement lawsuits in the United States. Defending these lawsuits is consuming time and resources. Adverse results in these lawsuits may result in, or even compel, a change in this practice which could result in a loss of revenue for us, which could harm our business.

We have also been notified by third parties that they believe features of certain of our products, including Google WebSearch, Google News, Google Image Search, Google Print and Google Video, violate their copyrights. Generally speaking, any time that we have a product or service that links to or hosts material in which others allege to own copyrights, we face the risk of being sued for copyright infringement or related claims. Because these products and services comprise the majority of our products and services, the risk of potential harm from such lawsuits is substantial.

Expansion into international markets is important to our long-term success, and our inexperience in the operation of our business outside the U.S. increases the risk that our international expansion efforts will not be successful.

We opened our first office outside the U.S. in 2001 and have only limited experience with operations outside the U.S. Expansion into international markets requires management attention and resources. In addition, we face the following additional risks associated with our expansion outside the U.S.:

•	Challenges caused by distance, language and cultural differences and in doing business with foreign agencies and governments.

•	Difficulties in developing products and services in different languages and for different cultures.

•	Longer payment cycles in some countries.

•	Credit risk and higher levels of payment fraud.

•	Legal and regulatory restrictions.

•	Currency exchange rate fluctuations.

•	Foreign exchange controls that might prevent us from repatriating cash earned in countries outside the U.S.

•	Political and economic instability and export restrictions.

•	Potentially adverse tax consequences.

•	Higher costs associated with doing business internationally.

These risks could harm our international expansion efforts, which would in turn harm our business and operating results.

We compete internationally with local information providers and with U.S. competitors who are currently more successful than we are in various markets, and if we fail to compete effectively in international markets, our business will be harmed.

We face different market characteristics and competition outside the U.S. In certain markets, other web search, advertising services and Internet companies have greater brand recognition, more users and more search traffic than we have. Even in countries where we have a significant user following, we may not be as successful in generating advertising revenue due to slower market development, our inability to provide attractive local advertising services or other factors. In order to compete, we need to improve our brand recognition and our selling efforts internationally and build stronger relationships with advertisers. We also need to better understand our international users and their preferences. If we fail to do so, our global expansion efforts may be more costly and less profitable than we expect.

Our business may be adversely affected by malicious third-party applications that interfere with, or exploit security flaws in, our products and services.

Our business may be adversely affected by malicious applications that make changes to our users’ computers and interfere with the Google experience. These applications have in the past attempted, and may in the future attempt, to change our users’ Internet experience, including hijacking queries to Google.com, altering or replacing Google search results, or otherwise interfering with our ability to connect with our users. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Google. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications’ efforts to block or remove them. In addition, we offer a number of products and services that our users download to their computers or that they rely on to store information and transmit information to others over the Internet. These products and services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user’s computer or in our computer systems and networks. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, or if our products and services have actual or perceived vulnerabilities, our reputation may be harmed and our user traffic could decline, which would damage our business.

If we fail to detect click fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our ads from a variety of potential sources. We have regularly refunded revenues that our advertisers have paid to us that were later attributed to click fraud, and we expect to do so in the future. Click fraud occurs when a person clicks on a Google AdWords ad displayed on a web site for a reason other than to view the underlying content. If we are unable to stop this fraudulent activity, these refunds may increase. If we find new evidence of past fraudulent clicks we may issue refunds retroactively of amounts previously paid to our Google Network members. This would negatively affect our profitability, and these types of fraudulent activities could hurt our brand. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to potential revenue for the advertisers. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to a loss of advertisers and revenues and potentially litigation.

Index spammers could harm the integrity of our web search results, which could damage our reputation and cause our users to be dissatisfied with our products and services.

There is an ongoing and increasing effort by “index spammers” to develop ways to manipulate our web search results. For example, because our web search technology ranks a web page’s relevance based in part on the importance of the web sites that link to it, people have attempted to link a group of web sites together to manipulate web search results. We take this problem very seriously because providing relevant information to users is critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant information could be diminished. This could result in a decline in user traffic, which would damage our business.

Privacy concerns relating to elements of our technology could damage our reputation and deter current and potential users from using our products and services.

From time to time, concerns may be expressed about whether our products and services compromise the privacy of users and others. Concerns about our collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. For example, several groups raised privacy concerns in connection with our Gmail free email service which we announced in April 2004, and these concerns attracted a significant amount of public commentary and attention. The concerns relate principally to the fact that Gmail uses computers to match advertisements to the content of a user’s email message when email messages are viewed using the Gmail service. Privacy concerns have also arisen with products that enable the storage of search histories, facilitate the accelerated delivery of web pages, and provide improved access to personal information that is already publicly available, but that we have made more readily accessible by the public.

Our business is subject to a variety of U.S. and foreign laws that could subject us to claims or other remedies based on the nature and content of the information searched or displayed by our products and services, and could limit our ability to provide information regarding regulated industries and products.

The laws relating to the liability of providers of online services for activities of their users are currently unsettled both within the U.S. and abroad. Claims have been threatened and filed under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials searched and the ads posted or the content generated by our users. From time to time we have received notices from individuals who do not want their names or web sites to appear in our web search results when certain keywords are searched. It is also possible that we could be held liable for misinformation provided over the web when that information appears in our web search results. If one of these complaints results in liability to us, it could be potentially costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention focused on these issues and legislative proposals could harm our reputation or otherwise affect the growth of our business.

The application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers, including, for example, distribution of pharmaceuticals, adult content, financial services, alcohol or firearms, can be unclear. Existing or new legislation could expose us to substantial liability, restrict our ability to deliver services to our users, limit our ability to grow and cause us to incur significant expenses in order to comply with such laws and regulations.

Several other federal laws could have an impact on our business. Compliance with these laws and regulations is complex and may impose significant additional costs on us. For example, the Digital Millennium Copyright Act has provisions that limit, but do not eliminate, our liability for listing or linking to third-party web sites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this act. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Any failure on our part to comply with these regulations may subject us to additional liabilities.

We also face risks associated with international data protection. The interpretation and application of data protection laws in Europe and elsewhere are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which in turn could have a material effect on our business.

We also face risks from legislation that could be passed in the future. For example, there is a risk that state legislatures will attempt to regulate the automated scanning of email messages in ways that interfere with our Gmail free advertising-supported web mail service. Any such legislation could make it more difficult for us to operate or could prohibit the aspects of our Gmail service that uses computers to match advertisements to the content of a user’s email message when email messages are viewed using the service. This could prevent us from implementing the Gmail service in any affected states and impair our ability to compete in the email services market.

If we were to lose the services of Eric, Larry, Sergey or our senior management team, we may not be able to execute our business strategy.

Our future success depends in a large part upon the continued service of key members of our senior management team. In particular, our CEO Eric Schmidt and our founders Larry Page and Sergey Brin are critical to the overall management of Google as well as the development of our technology, our culture and our strategic direction. All of our executive officers and key employees are at-will employees, and we do not maintain any key-person life insurance policies. The loss of any of our management or key personnel could seriously harm our business.

The initial option grants to many of our senior management and key employees are fully vested. Therefore, these employees may not have sufficient financial incentive to stay with us, we may have to incur costs to replace key employees who leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner.

Many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial stock option grants. While we often grant additional stock options to management personnel and other key employees after their hire dates to provide additional incentives to remain employed by us, these follow-on grants are typically much smaller than the initial grants. Employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. We have not given any additional stock grants to Eric, Larry or Sergey, and Eric, Larry and Sergey are fully vested in their existing grants. If any members of our senior management team leave the company, our ability to successfully operate our business could be impaired. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

We rely on highly skilled personnel and, if we are unable to retain or motivate key personnel or hire qualified personnel, we may not be able to grow effectively.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we are aware that certain of our competitors have directly targeted our employees. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

We have in the past maintained a rigorous, highly selective and time-consuming hiring process. We believe that our approach to hiring has significantly contributed to our success to date. As we grow, our hiring process may prevent us from hiring the personnel we need in a timely manner. In addition, as we become a more mature company, we may find our recruiting efforts more challenging. The incentives to attract, retain and motivate employees provided by our option grants may not be as effective as in the past and our current and future compensation arrangements, which include cash bonuses, may not be successful in attracting new employees and retaining and motivating our existing employees. In addition, we have recently introduced new stock award programs, and under these new programs new employees will be issued a portion of their stock awards in the form of restricted stock units. These restricted stock units will vest based on individual performance, as well as the exercise price of their stock options as compared to that of other employees who started at about the same time. These new stock awards programs may not provide adequate incentives to attract, retain and motivate outstanding performers. If we do not succeed in attracting excellent personnel or retaining or motivating existing personnel, we may be unable to grow effectively.

Our CEO and our two founders run the business and affairs of the company collectively, which may harm their ability to manage effectively.

Eric, our CEO, and Larry and Sergey, our founders and presidents, currently provide leadership to the company as a team. Our bylaws provide that our CEO and our presidents will together have general supervision, direction and control of the company, subject to the control of our board of directors. As a result, Eric, Larry and Sergey tend to operate the company collectively and to consult extensively with each other before significant decisions are made. This may slow the decision-making process, and a disagreement among these individuals could prevent key strategic decisions from being made in a timely manner. In the event our CEO and our two founders are unable to continue to work well together in providing cohesive leadership, our business could be harmed.

We have a short operating history and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to be successful.

We first derived revenue from our online search business in 1999 and from our advertising services in 2000, and we have only a short operating history with our cost-per-click advertising model, which we launched in 2002 and our new cost-per-impression advertising model which we launched in the second quarter of 2005. As a result, we have very little operating history for you to evaluate in assessing our future prospects. Also, we derive nearly all of our revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

We may have difficulty scaling and adapting our existing architecture to accommodate increased traffic and technology advances or changing business requirements, which could lead to the loss of users, advertisers and Google Network members, and cause us to incur expenses to make architectural changes.

To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. In 2005, we expect to spend substantial amounts to purchase or lease data centers and equipment and to upgrade our technology and network infrastructure to handle increased traffic on our web sites and to roll out new products and services. This expansion is going to be expensive and complex and could result in inefficiencies or operational failures. If we do not implement this expansion successfully, or if we experience inefficiencies and operational failures during the implementation, the quality of our products and services and our users’ experience could decline. This could damage our reputation and lead us to lose current and potential users, advertisers and Google Network members. The costs associated with these adjustments to our architecture could harm our operating results. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

We rely on bandwidth providers, data centers or other third parties for key aspects of the process of providing products and services to our users, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

We rely on third-party vendors, including data center and bandwidth providers. Any disruption in the network access or colocation services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology and related databases from third parties to facilitate aspects of our data center and connectivity operations including, among others, Internet traffic management services. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services could negatively impact our relationship with users and adversely affect our brand and our business and could expose us to liabilities to third parties.

Our systems are also heavily reliant on the availability of electricity, which also comes from third-party providers. If we were to experience a major power outage, we would have to rely on back-up generators. These back-up generators may not operate properly through a major power outage and their fuel supply could also be inadequate during a major power outage. This could result in a disruption of our business.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service.

We have experienced system failures in the past and may in the future. For example, in November 2003 we failed to provide web search results for approximately 20% of our traffic for a period of about 30 minutes. Any unscheduled interruption in our service puts a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our web sites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

More individuals are using non-PC devices to access the Internet, and versions of our web search technology developed for these devices may not be widely adopted by users of these devices.

The number of people who access the Internet through devices other than personal computers, including mobile telephones, hand-held calendaring and email assistants, and television set-top devices, has increased dramatically in the past few years. The lower resolution, functionality and memory associated with alternative devices make the use of our products and services through such devices difficult. If we are unable to attract and retain a substantial number of alternative device users to our web search services or if we are slow to develop products and technologies that are more compatible with non-PC communications devices, we will fail to capture a significant share of an increasingly important portion of the market for online services.

Payments to certain of our Google Network members have exceeded the related fees we receive from our advertisers.

We have entered into, and may continue to enter into, minimum fee guarantee agreements with a small number of Google Network members. In these agreements, we promise to make minimum payments to the Google Network member for a pre-negotiated period of time, typically from three months to a year or more. It is difficult to forecast with certainty the fees that we will earn under our agreements, and sometimes the fees we earn fall short of the minimum guarantee payment amounts. Also, increasing competition for arrangements with web sites that are potential Google Network members could result in our entering into more of these minimum fee guarantee agreements under which guaranteed payments exceed the fees we receive from advertisers whose ads we place on those Google Network member sites. In each period to date, the aggregate fees we have earned under these agreements have exceeded the aggregate amounts we have been obligated to pay these Google Network members. However, individual agreements have resulted in guaranteed minimum and other payments to certain Google Network members in excess of the related fees we receive from advertisers. We expect that some individual agreements will continue to result in guaranteed minimum and other payments to certain Google Network members in excess of the related fees we receive from advertisers, which will adversely affect our profitability. However, we expect that the aggregate fees we will earn under agreements with guaranteed minimum and other payments will exceed the aggregate amounts we will be obligated to pay these Google Network members.

To the extent our revenues are paid in foreign currencies, and currency exchange rates become unfavorable, we may lose some of the economic value of the revenues in U.S. dollar terms.

As we expand our international operations, more of our customers may pay us in foreign currencies. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates. If the currency exchange rates were to change unfavorably, the value of net receivables we receive in foreign currencies and later convert to U.S. dollars after the unfavorable change would be diminished. This could have a negative impact on our reported operating results. Hedging strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures, that we have implemented or may implement to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Additionally, hedging programs expose us to risks that could adversely affect our operating results, including the following:

•	We have limited experience in implementing or operating hedging programs. Hedging programs are inherently risky and we could lose money as a result of poor trades.

•	We may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate our foreign exchange exposures.

•	We may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where we do business, or, where these derivatives are available, we may not be able to acquire enough of them to fully offset our exposure.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure is subject to review by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases or we are unable or choose not to maintain sufficient insurance to mitigate the risks facing our business, our operating results may be diminished.

We contract for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get or may not be able to acquire any insurance for certain types of business risk. In addition, we have in the past and may in the future choose not to obtain insurance for certain risks facing our business. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results will be negatively affected.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

We do not have a great deal of experience acquiring companies and the companies we have acquired have been small. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

•	The need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies.

•	Diversion of management time and focus from operating our business to acquisition integration challenges.

•	Cultural challenges associated with integrating employees from the acquired company into our organization.

•	Retaining employees from the businesses we acquire.

•	The need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of many of our acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We occasionally become subject to commercial disputes that could harm our business by distracting our management from the operation of our business, by increasing our expenses and, if we do not prevail, by subjecting us to potential monetary damages and other remedies.

From time to time we are engaged in disputes regarding our commercial transactions. These disputes could result in monetary damages or other remedies that could adversely impact our financial position or operations. Even if we prevail in these disputes, they may distract our management from operating our business and the cost of defending these disputes would reduce our operating results.

We have to keep up with rapid technological change to remain competitive in our rapidly evolving industry.

Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance and reliability of our services. Our failure to adapt to such changes would harm our business. New technologies and advertising media could adversely affect us. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Our business depends on increasing use of the Internet by users searching for information, advertisers marketing products and services and web sites seeking to earn revenue to support their web content. If the Internet infrastructure does not grow and is not maintained to support these activities, our business will be harmed.

Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. We will continue to incur costs associated with our public company reporting requirements. We will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and the The Nasdaq National Market. These rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. We expect these rules and regulations will continue to make it more difficult and more expensive for us to maintain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Changes in accounting rules for stock-based compensation may adversely affect our operating results, our stock price and our competitiveness in the employee marketplace.

We have a history of using employee stock options and other stock-based compensation to hire, motivate and retain our employees. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” which will require us, starting January 1, 2006, to measure compensation costs for all stock-based compensation (including stock options) at fair value and to recognize these costs as expenses in our statements of income. The recognition of these expenses in our statements of income will have a negative effect on our earnings per share, which could negatively impact our future stock price. In addition, if we reduce or alter our use of stock-based compensation to minimize the recognition of these expenses, our ability to recruit, motivate and retain employees may be impaired, which could put us at a competitive disadvantage in the employee marketplace.

Risks Related to this Offering and Ownership of our Common Stock

The trading price for our Class A common stock has been and may continue to be volatile.

The trading price of our Class A common stock has been volatile since our initial public offering and will likely continue to be volatile. The trading price of our Class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

•	Quarterly variations in our results of operations or those of our competitors.

•	Announcements by us or our competitors of acquisitions, new products, product improvements, significant contracts, commercial relationships or capital commitments.

•	Disruption to our operations or those of our Google Network members or our data centers.

•	The emergence of new sales channels in which we are unable to compete effectively.

•	Our ability to develop and market new and enhanced products on a timely basis.

•	Commencement of, or our involvement in, litigation.

•	Any major change in our board or management.

•	Changes in governmental regulations or in the status of our regulatory approvals.

•	Recommendations by securities analysts or changes in earnings estimates.

•	Announcements about our earnings that are not in line with analyst expectations, the likelihood of which is enhanced because it is our policy not to give guidance on earnings.

•	Announcements by our competitors of their earnings that are not in line with analyst expectations.

•	The volume of shares of Class A common stock available for public sale.

•	Sales of stock by us or by our stockholders.

•	Short sales, hedging and other derivative transactions on shares of our Class A common stock.

•	General economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our Class A common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

The concentration of our capital stock ownership with our founders, executive officers and our directors and their affiliates will limit your ability to influence corporate matters.

Our Class B common stock has ten votes per share and our Class A common stock has one vote per share. At July 31, 2005, our founders, executive officers and directors (and their affiliates) together owned shares of Class A common stock and Class B common stock representing approximately 80% of the voting power of our outstanding capital stock. In particular, at July 31, 2005, our two founders and our CEO, Larry, Sergey and Eric, controlled approximately 79% of our outstanding Class B common stock, representing approximately 67% of the voting power of our outstanding capital stock. Larry, Sergey and Eric therefore have significant influence over management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. In addition, because of this dual class structure, our founders, directors, executives and employees will continue to be able to control all matters submitted to our stockholders for approval even if they come to own less than 50% of the outstanding shares of our common stock. This concentrated control limits your ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our Class A common stock could be adversely affected.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

Our certificate of incorporation provides for a dual class common stock structure. As a result of this structure our founders, executives and employees have significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

•	Our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders’ meeting.

•	Our certificate of incorporation prohibits cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We anticipate that we will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of businesses, technologies or other assets that we believe will complement our business. Pending such uses, we may be limited in the types of investments we can make with the proceeds in order to comply with the requirements of the Investment Company Act of 1940. As a result of the foregoing, these proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

There may be sales of substantial amounts of our Class A common stock after this offering, which could cause our stock price to fall.

Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market now and in the near future. After this offering, 292,808,590 shares of Class A common stock and Class B common stock will be outstanding, excluding shares issuable upon future exercises of options and upon the vesting of restricted stock units granted under our employee stock option plans. Substantially all of our outstanding shares will be available for sale in the public market as of the date of this prospectus, subject to certain volume limitations applicable to certain of our executive officers and directors. Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated into this prospectus by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include all statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed below and under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission which are incorporated into this prospectus by reference. The following discussion should be read in conjunction with our annual report on Form 10-K and our quarterly reports on Form 10-Q incorporated into this prospectus by reference, and the consolidated financial statements and notes thereto included in our annual and quarterly reports. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $4,111.4 million from our sale of the 14,159,265 shares of Class A common stock in this offering, based upon our assumed public offering price of $294.87 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

The principal purpose of this offering is to obtain additional capital. We anticipate that we will use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we may use proceeds of this offering for acquisitions of complementary businesses, technologies or other assets. We have no current agreements or commitments with respect to any material acquisitions. Pending such uses, we plan to invest the net proceeds in highly liquid, investment grade securities.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock has been traded on The Nasdaq National Market under the symbol “GOOG” since August 19, 2004. Prior to that time there was no public market for our stock. The following table lists quarterly information on the price range of our Class A common stock based on the high and low reported sale prices for our Class A common stock as reported by The Nasdaq National Market for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

	High	Low
Year Ended December 31, 2004:
Third Quarter (from August 19, 2004)	$135.02	$ 95.96
Fourth Quarter	$201.60	$128.90

Year Ended December 31, 2005:
First Quarter	$216.80	$172.57
Second Quarter	$309.25	$179.84
Third Quarter (through September 7, 2005)	$317.80	$273.35

The last reported sale price for our Class A common stock on The Nasdaq National Market was $294.87 per share on September 7, 2005. We estimate that there were approximately 2,162 holders of record of our common stock as of August 12, 2005.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CASH AND CAPITALIZATION

The following table sets forth our cash, cash equivalents, marketable securities and capitalization at June 30, 2005, as follows:

•	On an actual basis.

•	On an as adjusted basis to give effect to receipt of the net proceeds from the sale by us in this offering of shares of Class A common stock at our assumed public offering price of $294.87 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes which are incorporated by reference in this prospectus.

	At June 30, 2005
	Actual	As Adjusted
	(in thousands, except par value) (unaudited)
Cash, cash equivalents and marketable securities	$2,947,967	$7,059,382

Long-term liabilities	95,491	95,491
Stockholders’ equity:
Class A and B common stock, $0.001 par value: 9,000,000 shares authorized, 273,356 shares issued and outstanding, actual; 9,000,000 shares authorized, 287,515 shares issued and outstanding, as adjusted	273	288
Additional paid-in capital	2,837,395	6,948,795
Deferred stock-based compensation	(175,593)	(175,593)
Accumulated other comprehensive income	(10,696)	(10,696)
Retained earnings	1,302,478	1,302,478

Total stockholders’ equity	3,953,857	8,065,272

Total capitalization	$4,049,348	$8,160,763

The table above excludes the following shares:

•	5,292,855 shares of Class A and Class B common stock subject to repurchase that were issued upon the exercise of options granted and exercised subsequent to March 21, 2002.

•	15,701,708 shares of Class A and Class B common stock issuable upon the exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $13.15 per share.

•	348,722 shares of Class A common stock issuable upon the vesting of restricted stock units outstanding at June 30, 2005. The shares ultimately issued will be less than 348,722 shares as the shares are issued net of the employee’s applicable tax withholding obligation.

•	9,327,246 shares of common stock available for future issuance under our stock award plan at June 30, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our most recent annual and quarterly reports and our consolidated financial statements and the related notes included in our annual and quarterly reports filed with the Commission which are incorporated by reference in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004, and the consolidated balance sheet data at December 31, 2003 and 2004, are derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for the years ended December 31, 2000 and December 31, 2001, and the consolidated balance sheet data at December 31, 2000, 2001 and 2002, are derived from our audited consolidated financial statements that are not included or incorporated by reference in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data at June 30, 2005 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of the financial information set forth in those statements. The historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
			(in thousands, except per share data)
						(unaudited)
Consolidated Statements of Operations Data:
Revenues	$19,108	$86,426	$439,508	$1,465,934	$3,189,223	$1,351,835	$2,641,011
Costs and expenses:
Cost of revenues	6,081	14,228	131,510	625,854	1,457,653	641,775	1,142,303
Research and development	10,516	16,500	31,748	91,228	225,632	80,781	175,184
Sales and marketing	10,385	20,076	43,849	120,328	246,300	104,681	179,976
General and administrative	4,357	12,275	24,300	56,699	139,700	47,083	128,834
Stock-based compensation(1)	2,506	12,383	21,635	229,361	278,746	151,234	96,246
Non-recurring portion of settlement of disputes with Yahoo	—	—	—	—	201,000	—	—

Total costs and expenses	33,845	75,462	253,042	1,123,470	2,549,031	1,025,554	1,722,543

Income (loss) from operations	(14,737)	10,964	186,466	342,464	640,192	326,281	918,468
Interest income (expense) and other, net	47	(896)	(1,551)	4,190	10,042	(1,198)	33,408

Income (loss) before income taxes	(14,690)	10,068	184,915	346,654	650,234	325,083	951,876
Provision for income taxes	—	3,083	85,259	241,006	251,115	182,047	239,869

Net income (loss)	$(14,690)	$6,985	$99,656	$105,648	$399,119	$143,036	$712,007

Net income (loss) per share(2):
Basic	$(0.22)	$0.07	$0.86	$0.77	$2.07	$0.93	$2.65
Diluted	$(0.22)	$0.04	$0.45	$0.41	$1.46	$0.54	$2.48
Number of shares used in per share calculations(2):
Basic	67,032	94,523	115,242	137,697	193,176	153,263	268,418
Diluted	67,032	186,776	220,633	256,638	272,781	265,223	286,926

Footnotes to table on following page

(1)	Stock-based compensation consists of amortization of deferred stock-based compensation, as well as the fair values of options issued to non-employees and of performance-based restricted stock units issued to employees at each date within the vesting periods. Stock-based compensation in any period is affected by the number of stock awards in the current and prior periods, and the difference between the values of the underlying stock determined by the board of directors on the date of grant and the reassessed values used for financial accounting purposes for stock options granted prior to the date of our initial public offering. After the initial public offering, options have been generally granted at exercise prices equal to the fair market value of the underlying stock on the date of grant. The use of the accelerated basis of amortization for certain stock awards results in significantly greater stock-based compensation in the first year of vesting compared to subsequent years. Stock-based compensation is allocated as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
			(in thousands)
						(unaudited)
Cost of revenues	$167	$876	$1,065	$8,557	$11,314	$7,622	$2,597
Research and development	1,573	4,440	8,746	138,377	169,532	92,102	56,661
Sales and marketing	514	1,667	4,934	44,607	49,449	27,576	14,058
General and administrative	252	5,400	6,890	37,820	48,451	23,934	22,930

	$2,506	$12,383	$21,635	$229,361	$278,746	$151,234	$96,246

(2)	See Note 1 of Notes to Consolidated Financial Statements incorporated by reference into this prospectus and included in our annual report on Form 10-K for the year ended December 31, 2004 and our quarterly report on Form 10-Q for the quarter ended June 30, 2005 for information regarding the computation of per share amounts.

	At December 31,					At June 30, 2005
	2000	2001	2002	2003	2004
			(in thousands)
						(unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$19,101	$33,589	$146,331	$334,718	$2,132,297	$2,947,967
Total assets	46,872	84,457	286,892	871,458	3,313,351	4,497,718
Total long-term liabilities	7,397	8,044	9,560	33,365	43,927	95,491
Redeemable convertible preferred stock warrant	—	—	13,871	13,871	—	—
Deferred stock-based compensation	(8,457)	(15,833)	(35,401)	(369,668)	(249,470)	(175,593)
Total stockholders’ equity	$27,234	$50,152	$173,953	$588,770	$2,929,056	$3,953,857

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

You should read the following tables presenting our quarterly results of operations in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our most recent annual and quarterly reports and our consolidated financial statements and the related notes included in our annual and quarterly reports filed with the Commission which are incorporated by reference in this prospectus. The consolidated statements of operations data for the three month periods ended March 31, 2004 and 2005 and June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The consolidated statements of operations data for the three month periods ended September 30, 2004 and December 31, 2004 are derived from our unaudited consolidated financial statements which are not included or incorporated by reference in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. You should also keep in mind, as you read the following tables, that our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

The following table presents our unaudited quarterly results of operations for the six consecutive three month periods in the eighteen month period ended June 30, 2005. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of our financial position and operating results for the quarters presented. We believe that we experience increased levels of Internet traffic focused on commercial transactions in the fourth quarter and decreased levels of Internet traffic in the summer months.

	Three Months Ended
	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005
	(in thousands, except per share data)
	(unaudited)
Consolidated Statements of Income Data:
Revenues	$651,623	$700,212	$805,887	$1,031,501	$1,256,516	$1,384,495
Costs and expenses:
Cost of revenues	315,398	326,377	362,099	453,779	545,208	597,095
Research and development(1)	35,019	45,762	57,409	87,442	79,412	95,772
Sales and marketing	47,904	56,777	65,512	76,107	82,952	97,024
General and administrative	21,506	25,577	40,774	51,843	57,266	71,568
Stock-based compensation	76,473	74,761	67,981	59,531	48,908	47,338
Non-recurring portion of settlement of disputes with Yahoo	—	—	201,000	—	—	—

Total costs and expenses	496,300	529,254	794,775	728,702	813,746	908,797

Income from operations	155,323	170,958	11,112	302,799	442,770	475,698
Interest income (expense) and other, net	300	(1,498)	3,866	7,374	13,686	19,722

Income before income taxes	155,623	169,460	14,978	310,173	456,456	495,420
Provision (benefit) for income taxes	91,650	90,397	(37,005)	106,073	87,263	152,606

Net income	$63,973	$79,063	$51,983	$204,100	$369,193	$342,814

Net income per share:
Basic	$0.42	$0.51	$0.25	$0.78	$1.39	$1.27

Diluted	$0.24	$0.30	$0.19	$0.71	$1.29	$1.19

(1)	The results for the quarter ended December 31, 2004 include $10.4 million of in-process research and development expense related to acquisitions.

The following table presents our unaudited quarterly results of operations as a percentage of revenues for the six consecutive three month periods in the eighteen month period ended June 30, 2005.

	Three Months Ended
	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005	June 30, 2005
	(unaudited)
As Percentage of Revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	48.4	46.6	44.9	44.0	43.4	43.1
Research and development	5.4	6.5	7.1	8.5	6.3	6.9
Sales and marketing	7.4	8.1	8.1	7.4	6.6	7.0
General and administrative	3.3	3.7	5.1	5.0	4.6	5.2
Stock-based compensation	11.7	10.7	8.5	5.8	3.9	3.4
Non-recurring portion of settlement of disputes with Yahoo	—	—	24.9	—	—	—

Total costs and expenses	76.2	75.6	98.6	70.7	64.8	65.6

Income from operations	23.8	24.4	1.4	29.3	35.2	34.4
Interest income (expense) and other, net	0.1	(0.2)	0.5	0.7	1.1	1.4

Income before income taxes	23.9	24.2	1.9	30.0	36.3	35.8

Net income	9.8%	11.3%	6.5%	19.8%	29.4%	24.8%

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of Class A common stock indicated below.

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC
Allen & Company LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
UBS Securities LLC
Thomas Weisel Partners LLC
Blaylock & Company, Inc.
M.R. Beal & Company
William Blair & Company L.L.C.
CIBC World Markets Corp.
Capital Management Group Securities LLC
Deutsche Bank Securities Inc.
Lazard Capital Markets LLC
Loop Capital Markets, LLC
Needham & Company, LLC.
Piper Jaffray & Co.
Muriel Siebert & Co., Inc.
The Williams Capital Group, L.P.

Total	14,159,265

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of our Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

If the underwriters’ option is exercised in full, the total price to the public of all the shares of Class A common stock sold would be $4,352.1 million, the total underwriting discounts and commissions would be $65.3 million, and the total proceeds to us would be $4,286.8 million.

The following table shows the per share and total underwriting discounts and commissions to be paid in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Paid by Google	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The expenses of this offering, not including underwriting discounts and commissions, are estimated to be approximately $1.1 million, which includes legal, accounting and printing costs and various other fees associated with registration and listing of our Class A common stock.

The underwriters have informed us that they will not confirm sales of Class A common stock to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

Our Class A common stock is quoted on The Nasdaq National Market under the symbol “GOOG.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse First Boston LLC on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

•	Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for such Class A common stock.

•	Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock.

whether any transaction described above is to be settled by delivery of such common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	The sale of shares of Class A common stock to the underwriters.

•	The issuance of shares of common stock or the grant of options to purchase shares of common stock under our employee stock purchase plan and/or our equity incentive plan.

•	The issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

•	The issuance by us of shares of our common stock, or securities convertible into our common stock, in connection with mergers or acquisition transactions, joint ventures or other strategic corporate transactions.

•	The issuance by us of shares of our common stock, or securities convertible into our common stock, to one or more charitable foundations, and the subsequent sale or other transfer of such shares by any such foundation, even though such foundation may be an affiliate of Google.

None of our stockholders have entered into contractual lock-up agreements with the underwriters in connection with this offering. All executive officers and six of our nine directors have adopted 10b5-1 trading plans that provide for periodic sales of their shares of common stock on the basis of parameters determined at the time such plans were adopted. It is our policy not to permit sales by executive officers and directors who have adopted 10b5-1 trading plans, except under such plans. We have agreed with the representatives of the underwriters that we will not change or waive this policy for at least 90 days following the date of this offering. In addition, it is our policy that, other than sales pursuant to 10b5-1 trading plans, our executive officers and directors may not sell shares of our common stock during the period beginning on the first day of the last month of each fiscal quarter and ending on the opening of business on the third business day following the date of our announcement of our financial results for such quarter. We have agreed with the representatives of the underwriters that we will not change or waive this policy for the period beginning September 1, 2005 and ending on the third business day following the expected date of announcement of our financial results for the three months ending September 30, 2005. We currently expect to announce our financial results for the three months ending September 30, 2005 on October 20, 2005.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our Class A common stock for their own account. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of Class A common stock in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of Class A common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of Class A common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, certain of the underwriters have provided, and continue to provide, investment banking and other services to us, our affiliates and employees, for which they receive customary fees and commissions.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act arising out of any untrue statement or alleged untrue statement or caused by any omission or alleged omission of a material fact required to be stated in this prospectus. Pursuant to an agreement with the underwriters, we will be reimbursed for some of our expenses incurred in the offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of Class A common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of Class A common stock to the public in that Member State:

(a)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts; or

(c)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of Class A common stock to the public” in relation to any Class A common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Class A common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any Class A common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are made. Any resale of the Class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

Representations of Purchasers

By purchasing Class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	The purchaser is entitled under applicable provincial securities laws to purchase the Class A common stock without the benefit of a prospectus qualified under those securities laws.

•	Where required by law, that the purchaser is purchasing as principal and not as agent.

•	The purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Class A common stock, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the Class A common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Class A common stock in their particular circumstances and about the eligibility of the for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2004, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the Commission are hereby incorporated by reference in this Prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Commission on March 30, 2005.

•	Our Current Report on Form 8-K filed with the Commission on January 13, 2005.

•	Our Current Report on Form 8-K filed with the Commission on February 18, 2005.

•	Our Current Report on Form 8-K filed with the Commission on March 23, 2005.

•	Our Current Report on Form 8-K filed with the Commission on May 16, 2005.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005, filed with the Commission on May 16, 2005.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the Commission on August 15, 2005.

•	The description of our common stock contained in Google’s Registration Statement on Form 10 as filed with the Commission on April 29, 2004 pursuant to Section 12(g) of the Exchange Act and effective as of June 28, 2004.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports and other documents.

Google hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Investor Relations department, at the following address:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

(650) 253-4000

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports and other information with the Commission. You may read and copy and documents we file at the Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.google.com and the investor relations section of our website is located at http://investor.google.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The shares of Class A common stock offered under this Prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the Class A common stock.

This Prospectus constitutes a part of a Registration Statement we filed with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Google and the Shares, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

* * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee.

Amount to be Paid
SEC registration fee	$492,661
NASD filing fee	75,500
Printing and engraving	25,000
Legal fees and expenses	250,000
Accounting fees and expenses	200,000
Blue sky fees and expenses (including legal fees)	7,500
Transfer agent and registrar fees	15,000
Miscellaneous	34,339

Total	$1,100,000

Item 15.	Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

The Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.01 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise. Reference is made to the following documents filed (or incorporated by reference) as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein.

Document	Exhibit Number
Form of Underwriting Agreement	1.01
Third Amended and Restated Certificate of Incorporation	3.01
Amended and Restated Bylaws	3.02
Form of Indemnification Agreement	10.01
Investor Rights Agreement	4.01

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description	Incorporated by reference herein
			From	Date

1.01	*	Form of Underwriting Agreement

3.01		Third Amended and Restated Certificate of Incorporation of Registrant as filed August 24, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

3.02		Amended and Restated Bylaws of Registrant, effective as of August 24, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

4.01		Investor Rights Agreement dated May 31, 2002	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

4.01.1		Amendment to Investor Rights Agreement dated August 17, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

4.02		Specimen Class A Common Stock certificate	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

4.03		Specimen Class B Common Stock certificate	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

5.01	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01		Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers	Registration Statement on Form S-l, as amended (File No. 333-114984)	July 12, 2004

10.02	©	1998 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.03		1999 Stock Option/Stock Issuance Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.04	©	2000 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.05		2003 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.06		2003 Stock Plan (No. 2) and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.07		2003 Stock Plan (No. 3) and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.08	©	2004 Stock Plan, as amended	Current Report on Form 8-K (File No. 000-50726)	May 16, 2005

10.08.1	©	2004 Stock Plan—Stock Option Agreement	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-50726)	March 30, 2005

10.08.2	©	2004 Stock Plan—Restricted Stock Unit Agreement	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-50726)	March 30, 2005

10.09		Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

Exhibit Number		Description	Incorporated by reference herein
			From	Date

10.09.1		Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.2		Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.3		Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.4		Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.5		Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.6		Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.7		Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.10	†	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 16, 2004

10.10.1		License Agreement dated July 2, 2001 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

10.11	©	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

10.12		2003 Equity Incentive Plan and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	July 26, 2004

10.13		Lifescape Solutions, Inc. 2001 Stock Plan and form of stock option agreement	Registration Statement on Form S-8 (File No. 333-119282)	September 24, 2004

10.14		Picasa, Inc. Employee Bonus Plan	Registration Statement on Form S-8 (File No. 333-119378)	September 29, 2004

10.15		Keyhole, Inc. 2000 Equity Incentive Plan and form of stock option agreement	Registration Statement on Form S-8 (File No. 333-120099)	October 29, 2004

10.16	©	2005 Senior Executive Bonus Plan	Current Report on Form 8-K	February 18, 2005

Exhibit Number		Description	Incorporated by reference herein
			From	Date

23.01	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.01	**	Power of Attorney

©	Indicates management compensatory plan, contract or arrangement.
†	Confidential treatment has been granted for portions of this exhibit.
*	Filed herewith.
**	Previously filed.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, County of Santa Clara, State of California, on the 8th day of September, 2005.

GOOGLE INC.

By:	/s/ ERIC E. SCHMIDT
Eric E. Schmidt Chairman of the Executive Committee and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ERIC E. SCHMIDT Eric E. Schmidt	Chairman of the Executive Committee and Chief Executive Officer (Principal Executive Officer)	September 8, 2005

/s/ GEORGE REYES George Reyes	Chief Financial Officer (Principal Financial and Accounting Officer)	September 8, 2005

* Sergey Brin	President of Technology, Assistant Secretary and Director	September 8, 2005

* Larry Page	President of Products, Assistant Secretary and Director	September 8, 2005

L. John Doerr	Director

* Michael Moritz	Director	September 8, 2005

* K. Ram Shriram	Director	September 8, 2005

* John L. Hennessy	Director	September 8, 2005

* Arthur D. Levinson	Director	September 8, 2005

* Paul S. Otellini	Director	September 8, 2005

*By:	/s/ GEORGE REYES	September 8, 2005
George Reyes Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description	Incorporated by reference herein
			From	Date

1.01*		Form of Underwriting Agreement

3.01		Third Amended and Restated Certificate of Incorporation of Registrant as filed August 24, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

3.02		Amended and Restated Bylaws of Registrant, effective as of August 24, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

4.01		Investor Rights Agreement dated May 31, 2002	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

4.01.1		Amendment to Investor Rights Agreement dated August 17, 2004	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

4.02		Specimen Class A Common Stock certificate	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

4.03		Specimen Class B Common Stock certificate	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

5.01*		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01		Form of Indemnification Agreement entered into between Registrant, its affiliates and its directors and officers	Registration Statement on Form S-l, as amended (File No. 333-114984)	July 12, 2004

10.02	©	1998 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.03		1999 Stock Option/Stock Issuance Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.04	©	2000 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.05		2003 Stock Plan, as amended, and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.06		2003 Stock Plan (No. 2) and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.07		2003 Stock Plan (No. 3) and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.08	©	2004 Stock Plan, as amended	Current Report on Form 8-K (File No. 000-50726)	May 16, 2005

10.08.1	©	2004 Stock Plan – Stock Option Agreement	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-50726)	March 30, 2005

10.08.2	©	2004 Stock Plan – Restricted Stock Unit Agreement	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (File No. 000-50726)	March 30, 2005

10.09		Google Technology Sublease Agreement dated July 9, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

Exhibit Number		Description	Incorporated by reference herein
			From	Date

10.09.1		Amendment No. 1 to Sublease dated November 18, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.2		Amendment No. 2 to Sublease dated December 17, 2003 by and between Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.3		Landlord-Subtenant Agreement dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.4		Second Amendment to Commercial Lease dated July 9, 2003 by and among WXIII/Amphitheatre Realty, L.L.C., Silicon Graphics, Inc. and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.5		Amendment to Commercial Lease dated April 19, 2001 by and among the Goldman Sachs Group, Inc., Silicon Graphics, Inc. and Silicon Graphics Real Estate, Inc.	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.6		Lease between the Goldman Sachs Group, Inc. and Silicon Graphics, Inc. dated December 29, 2000	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.09.7		Nondisturbance and Attornment Agreement between Registrant and WXIII/Amphitheatre Realty, L.L.C.	Registration Statement on Form S-l, as amended (File No. 333-114984)	April 29, 2004

10.10	†	Amended and Restated License Agreement dated October 13, 2003 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 16, 2004

10.10.1		License Agreement dated July 2, 2001 by and between The Board of Trustees of the Leland Stanford Junior University and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 18, 2004

10.11	©	Employment Agreement dated March 14, 2001 by and between Eric Schmidt and Registrant	Registration Statement on Form S-l, as amended (File No. 333-114984)	August 9, 2004

10.12		2003 Equity Incentive Plan and form of stock option agreement	Registration Statement on Form S-l, as amended (File No. 333-114984)	July 26, 2004

10.13		Lifescape Solutions, Inc. 2001 Stock Plan and form of stock option agreement	Registration Statement on Form S-8 (File No. 333-119282)	September 24, 2004

10.14		Picasa, Inc. Employee Bonus Plan	Registration Statement on Form S-8 (File No. 333-119378)	September 29, 2004

10.15		Keyhole, Inc. 2000 Equity Incentive Plan and form of stock option agreement	Registration Statement on Form S-8 (File No. 333-120099)	October 29, 2004

10.16	©	2005 Senior Executive Bonus Plan	Current Report on Form 8-K	February 18, 2005

Exhibit Number		Description	Incorporated by reference herein
			From	Date

23.01	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24.01	**	Power of Attorney

©	Indicates management compensatory plan, contract or arrangement.
†	Confidential treatment has been granted for portions of this exhibit.
*	Filed herewith.
**	Previously filed.